SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GALAPAGOS NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

36315X101

(CUSIP Number)

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California, 94404

650-574-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36315X101		SCHEDULE 13D

1	Names of Reporting Persons Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,760,701

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,760,701

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,760,701

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.3%*

14	Type of Reporting Person CO

*                 Based on 54,823,101 ordinary shares, no par value, of Galapagos NV (the “Issuer”) issued and outstanding as of June 20, 2019, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on June 21, 2019.

CUSIP No. 36315X101		SCHEDULE 13D

1	Names of Reporting Persons Gilead Therapeutics A1 Unlimited Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,760,701

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,760,701

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,760,701

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.3%*

14	Type of Reporting Person OO

*                 Based on 54,823,101 ordinary shares, no par value, of Galapagos NV (the “Issuer”) issued and outstanding as of June 20, 2019, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on June 21, 2019.

CUSIP No. 36315X101	SCHEDULE 13D

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Galapagos NV (the “Issuer”).  The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Item 2. Identity and Background.

This Schedule 13D is being filed by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland and a wholly owned subsidiary of Gilead (“A1” and together with Gilead, the “Reporting Persons”).  The address of the principal business office of Gilead is 333 Lakeside Drive, Foster City, California, 94404. The address of the principal business office of A1 is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

The principal business of the Reporting Persons is to develop and commercialize innovative medicines in areas of unmet medical need and engage in any other activity or business which may be lawfully carried on by a corporation organized under such entity’s jurisdiction of organization.  The name, residence or business address, present principal occupation and citizenship of each director, executive officer and controlling person of Gilead and A1 is listed on Schedule I and Schedule II hereto, respectively.

During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed to disclose a proposed investment in the Issuer pursuant to the Subscription Agreement (as defined below), including the proposed right of A1 to appoint two members of the Issuer’s board of directors, as disclosed in further detail in Item 6 of this Schedule 13D. The Ordinary Shares disclosed in this Schedule 13D were acquired by Gilead Biopharmaceutics Ireland UC , a wholly-owned subsidiary of Gilead (“Gilead Ireland”), pursuant to a 2016 equity investment in the Issuer using cash on hand, which was previously disclosed in a Schedule 13G that was filed on January 27, 2016. The Ordinary Shares acquired by Gilead Ireland were transferred to A1, which was previously disclosed in a Schedule 13G/A that was filed on March 8, 2018.

Item 4. Purpose of Transaction.

The acquisition of the Ordinary Shares disclosed in this Schedule 13D was made for investment purposes in 2016 in connection with a license and collaboration agreement with the Issuer for the development and commercialization of certain pharmaceutical products. The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations.  The Reporting Persons may

CUSIP No. 36315X101	SCHEDULE 13D

from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries.  Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)  A1 holds and beneficially owns 6,760,701 Ordinary Shares of the Issuer. As A1 is a wholly-owned subsidiary of Gilead, Gilead beneficially owns the same 6,760,701 Ordinary Shares of the Issuer. The following disclosures are based on 54,823,101 Ordinary Shares of the Issuer issued and outstanding as of June 20, 2019, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on June 21, 2019.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Gilead Sciences, Inc.	—	—	6,760,701	—	6,760,701	6,760,701	12.3%
Gilead Therapeutics A1 Unlimited Company	6,760,701	—	6,760,701	—	6,760,701	6,760,701	12.3%

(c)  Except as set forth in Item 3 of this Schedule 13D and this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof has effected any transaction in Ordinary Shares during the past 60 days.

(d)  No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A1 and the Issuer entered into a Subscription Agreement, dated July 14, 2019 (the “Subscription Agreement”), pursuant to which A1 agreed to purchase, subject to certain conditions, the number of Ordinary Shares (the “Subscription Shares”) sufficient to bring A1’s aggregate ownership percentage in the Issuer at the closing of the Subscription Agreement to 20.1% on a fully diluted basis (rounded up to the nearest whole share) (provided that if A1 acquires any existing shares of the Issuer between July 14, 2019 and the closing of the Subscription Agreement, such shares shall not reduce the number of shares to be issued to A1 by the Issuer at the closing). The price per subscription share is equal to EUR 140.59.

The Subscription Agreement contains customary representations and warranties of the parties and is subject to a number of closing conditions, including antitrust clearances required by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder and under applicable

CUSIP No. 36315X101	SCHEDULE 13D

Austrian law and Gilead’s and the Issuer’s entrance into a new related global collaboration agreement that covers the Issuer’s current and future product portfolio (the “Collaboration Agreement”).

Gilead and A1 are subject to certain standstill restrictions until the earlier of the date that is 10 years following the date on which the closing of the Subscription Agreement occurs and the termination of the Subscription Agreement (if the closing does not occur). Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without the consent of the Issuer, acquire voting securities of the Issuer exceeding more than 29.9% of the then issued and outstanding voting securities of the Issuer, and Gilead and A1 may not propose a business combination with or acquisition of the Issuer. The standstill restrictions are subject to certain exceptions as provided in the Subscription Agreement.

Pursuant to the terms of the Subscription Agreement, Gilead and A1 agreed that they shall not, and shall cause their affiliates not to, without the prior consent of the Issuer, dispose of any equity securities of the Issuer prior to the earlier of the second anniversary of the closing of the Subscription Agreement and the termination of the Subscription Agreement (if the closing does not occur). During the period running from the date that is two years following the closing of the Subscription Agreement until the date that is five years following the closing of the Subscription Agreement, Gilead and its affiliates shall not, without the prior consent of the Issuer, dispose of any equity securities of the Issuer if after such disposal they would own less than 20.1% of the then issued and outstanding voting securities of the Issuer. The lock-up restrictions are subject to certain exceptions as provided in the Subscription Agreement and may terminate upon certain events.

Subject to the occurrence of the closing of the Subscription Agreement and the approval of the Issuer’s shareholders, until the date that is 10 years following the date on which the closing occurs (or the termination of the Collaboration Agreement, if earlier, other than due to Issuer breach), subject to extension in certain circumstances, A1 will have the right to have two designees appointed to the Issuer’s Board of Directors (the “Issuer Board”). From the date that is 10 years following the date on which the closing occurs (or the termination of the Collaboration Agreement, if earlier, other than due to Issuer breach), subject to extension in certain circumstances, until the date that Gilead and its affiliates and any party acting in concert with them cease to own, directly or indirectly, at least 20% of the then outstanding shares of the Issuer on a non-diluted basis, A1 will have the right to have one designee appointed to the Issuer Board. In the event that either or both of A1’s designees are not approved by the Issuer’s shareholders, A1’s designees will be invited to the Issuer Board as observers.

Subject to and upon the Issuer’s shareholders’ approval, A1 will be issued and will subscribe for a warrant that confers the right to subscribe for a number of new shares to be issued by the Issuer sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares. The warrant will expire one year after the issue date and the exercise price per share will be EUR 140.59.

Subject to and upon the Issuer’s shareholders’ approval, A1 will be issued another warrant (the “First 29.9% Warrant”) that confers the right to subscribe for a number of new shares to be issued by the Issuer sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares. The warrant will expire on the date that is five years after the date on which the Subscription Shares are issued. The exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Issuer’s shares preceding the date of the exercise notice with respect to such exercise, and (ii) EUR 140.59, being the issue price pursuant to the Subscription Agreement.

Between 57 and 59 months of the closing of the Subscription Agreement, subject to and upon the Issuer’s shareholders’ approval, A1 will be issued a warrant with substantially similar terms, including as to exercise price, to the First 29.9% Warrant. This warrant will expire on the earlier of the date that is five years after the fifth anniversary of the closing and the date that the warrant is issued.

The foregoing description of the Subscription Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

CUSIP No. 36315X101	SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Exhibit No.

99.1                        Joint Filing Agreement, dated July 23, 2019, between Gilead Sciences, Inc. and Gilead Therapeutics A1 Unlimited Company.

99.2                        Subscription Agreement, dated July 14, 2019, between Galapagos NV and Gilead Therapeutics A1 Unlimited Company.

SCHEDULE I

All addresses are c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California, 94404.

Name	Title	Citizenship	Principal Occupation
Daniel P. O’Day	Chief Executive Officer, Chairman and Director	United States	*
Jacqueline K. Barton, Ph.D.	Director	United States	Professor, California Institute of Technology
John F. Cogan, Ph.D.	Director	United States
Kelly A. Kramer	Director	United States	Executive Vice President and Chief Financial Officer, Cisco Systems, Inc.
Kevin E. Lofton, FACHE	Director	United States	Chief Executive Officer, CommonSpirit Health
Harish Manwani	Director	Singapore	Retired Chief Operating Officer, Unilever
Richard J. Whitley, M.D.	Director	United States	Professor, University of Alabama at Birmingham
Gayle E. Wilson	Director	United States	Chairman Emeritus, California State Summer School for Mathematics and Science
Per Wold-Olsen	Director	Norway	Retired President, Human Health Intercontinental Division, Merck & Co., Inc.
Gregg H. Alton	Chief Patient Officer	United States	*
John G. McHutchison A.O., M.D.	Chief Scientific Officer, Head of R&D	United States	*
Johanna Mercier	Executive Vice President, Chief Commercial Officer	United States	*
Brett A. Pletcher	Executive Vice President, General Counsel and Corporate Secretary	United States	*
Robin L. Washington	Executive Vice President and Chief Financial Officer	United States	*

* The present principal occupation for each of these individuals is officer of Gilead Sciences, Inc. and officer, trustee and/or director of other affiliated entities.

SCHEDULE II

All addresses are c/o Gilead Therapeutics A1 Unlimited Company, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

Name	Title	Citizenship	Principal Occupation
David Cadogan	Director	Ireland	*
Padraig Clancy	Director	Ireland	*
Ruth Gould	Director	Ireland	*
Taiyin Yang	Director	United States	*

* The present principal occupation for each of these individuals is employee of Gilead Sciences, Inc. or its affiliated entities and officer, trustee and/or director of other affiliated entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2019

Gilead Sciences, Inc.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	Executive Vice President, General Counsel and Corporate Secretary

Gilead Therapeutics A1 Unlimited Company

By:	/s/ David Cadogan
Name:	David Cadogan
Title:	Director